BERLIN
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FRANKFURT
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LOS ANGELES
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NEW YORK
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WASHINGTON, D.C.

STUDIO LEGALE
WHITE & CASE
VARRENTI E ASSOCIATI

VIA DELL'ANNUNCIATA, 7
20121 MILAN, ITALY

TELEPHONE: +39 02 6200 101
FACSIMILE: +39 02 6200 1099

DIRECT DIAL: +39 02 6200 1044
E-MAIL: jgerard@whitecase.com

[redacted]
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

04030725

June 14, 2004 **File Number 82-5126**

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SOPPL

~~12G32BR~~

JUN 16 2004

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") and hereby transmit to you the following documentation and information required to be submitted pursuant to the Rule.

A. Documents filed with Borsa Italiana S.p.A., the Italian stock exchange, and CONSOB, the Italian securities regulatory commission:

1. The 2003 Annual Report of the Company was approved at the Shareholders' meeting of April 26, 2004. A summary of the Annual Report and the consolidated financial statements of the Company for the fiscal year ended December 31, 2003 are included in the press release dated March 22, 2004 attached hereto; and

2. The resolutions of the Shareholders' meeting of April 26, 2004 have been filed with the Italian Stock Exchange and CONSOB and are summarized in the press release dated April 26, 2004 attached hereto.

B. English versions and translations of the following press releases:

1. Notification of the signing of Carinord 2's Scission Act, dated April 21, 2004; and

2. Approval by the shareholders of the balance sheet of the Company and the dividend payment by the Company, dated April 27, 2004.

PROCESSED
JUN 18 2004
THOMSON
FINANCIAL

dly 6/17

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Best regards,

James A. Gerard

JAG:jag

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.

BANCA CR FIRENZE

Press release

CONSOLIDATED NET INCOME € 95.5 MILLION (+15.6%)

DIVIDEND CONFIRMED € 0.052 PER SHARE

The Board of Directors of Banca CR Firenze SpA, chaired by Aureliano Benedetti, has approved today the draft of the company's financial statement and the consolidated 2003 financial statement, presented by the Chief Executive Officer Lino Moscatelli.

The Board has decided to propose to the Shareholders a **dividend of 0.052 Euros per share**, the same as last year. The dividend is based on the **parent company's net income** of **90.5 million Euros**. The drafts of the 2003 financial statement of Banca CR Firenze, the consolidated financial statement, and the dividend distribution proposal will be submitted to the approval of the Shareholders who will meet on April 26, 2004. The proposed **payment date** is **May 27th, 2004** (coupon detachment on May 24th, 2004).

The Group's 2003 business has continued to expand through its multiple activities, coherent with the targets set out in the budget and in the Business Plan, and focused on its research for an evermore efficient organization structure. These efforts have contributed to the attainment of significant results, both in terms of profitability, increased overall deposits and investment of funds, while pursuing the best and most efficient allotment of risk capital.

In comparison to the 2002 financial statement, **the net interest income** totaled 612.2 million Euros (+4% increase) and the **total income** totaled **1,009.5 million** Euros (+2.8% increase or **+5.7%** if we adjust 2002 profit/loss account for the extraordinary Eptaconsors dividend which was recorded in Banca CR Firenze accounting books in November 2002 and, as a result of this operation, the aggregated "income of the companies consolidated at equity and dividends from shareholdings" has accounted for the reduction from 60.2 to 24.3 million Euros). This result has been supported by the good profitability of the shareholdings, consolidated with the equity method, which have profited 15 million Euros, consistent with 2002 results. The figure for "**net commissions and other revenues**" gained a **7.3%** and totaled 347.3 Euros.

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

Net commissions by themselves obtained a **+7.9%** (248.4 million Euros). The profits on **financial transactions**[1] totaled 25.7 million Euros.

While continuing the expansion of the business activities in the course of 2003, efforts to improve the Group's cost containment were not spared and **total costs increased a limited 2.6%** with the figure at 676 million Euros, which is **better than the Business Plan target.** In detail, the administrative expenses increased by 3.5% totaling 614.7 million Euros while the **adjustments to tangible and intangible fixed assets** decreased by 61.3 million Euros (-6.1%).

Operating income accounted for 333.5 million Euros. a 3.2% increase over the previous year. The increase **tops 12.8%** if we exclude for the year 2002 the effect of the extraordinary Eptaconsors dividend.

Provisions and net **adjustments** on loans (106.8 million Euros) were **10% higher** than the 2002 figures. Customer loans continued to be of high quality with a 1.13% ratio between **net non-performing/net loans** (1.06% in 2002) and a **recovery percentage of 53.5%.** The ratio between **gross non-performing/gross loans** is 2.40% (2.28% in 2002). Bearing into consideration the provisions for loans losses (line 90 on profit-loss account), the **recovery capacity** for non-performing loans as of 31.12.2003 **reaches 61.6%.**

Income from ordinary operations totaled 200.5 million Euros, a slight 2.2% drop. It is basically determined by the amortizations of the positive consolidation differences and by the net shareholder equity. Therefore, it is to be considered as the result of investments in the scope of Group strengthening and innovation. If, however, one deletes the extraordinary Eptaconsors dividend from the 2002 result, the income from ordinary operations would attain a + 16.3%.

Net income totals **95.5 million** Euros, **15.6% higher** than the previous year.

Group ROE is 13% (11.1% as of 31.12.2002) and is calculated by dividing the net income for the fiscal year by average shareholders' equity, profits from contracts in progress excluded, and does not comprise the goodwill amortization. Should we include such amortization, the ROE would be equivalent to **10%**. It was 8.9% as of 31.12.2002. On this

[1] Includes dividends on shares

BANCA CR FIRENZE

matter, let us highlight that for the period 1.1.2002-31.12.2003, the consolidated net shareholder equity has increased by 68.7 million (+7.2%).

Cost/income, calculated by dividing the administrative costs and value adjustments over tangible and intangible assets with total income, excluding the recovery of expenses, remains more or less stable at **65.7%.**

In comparison to year 2002, **total deposits** from customers of the Group have marked a **net increase** of **5.9%**, attaining 27,837.7 million Euros. Both components are on the upward trend with direct deposits 7.7% higher (13,294.4 million) and indirect ones 4.2% higher (14,543.3 million).

Assets under management have grown significantly (**+7.9%**, equivalent to 8,843.1 million Euros). In detail, **Bancassurance** increased **23.1%**, with technical reserves equivalent to 2,190 million Euros, **discretionary accounts increased 20.5%** (equivalent to 2,347.4 million) and **Mutual Funds** decreased by 3.7%.

Customer loans totaled 13,101.4 million Euros, 7.1% higher than in 2002. Let us highlight the fact that **mortgage loans** continue their positive trend with a 13.6% increase.

Florence, March 22nd, 2004

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro million)

ASSETS	31 December 2003	31 December 2002
Cash on hand and with central banks and post offices	**123,590**	**128,192**
Italian government securities and similar securities eligible for refinancing with central banks	**181,285**	**304,311**
Amounts owing by banks	**1,146,480**	**1,182,942**
(a) sight	371,284	343,527
(b) other	775,196	839,415
Customer loans	**13,101,453**	**12,233,395**
including: loans from third-party funds under administration	493	804
Bonds and other debt securities	**1,638,189**	**1,546,828**
(a) of public issuers	1,132,440	1,224,949
(b) of banks	327,846	205,563
including own securities	39,892	34,834
(c) of financial institutions	77,768	51,631
(d) of other issuers	100,135	64,685
Shares and other equity securities	**37,116**	**44,035**
Partecipating interests other than in Group companies	**380,829**	**351,425**
(a) valued on equity method	96,435	103,629
(b) other	284,394	247,796
Partecipating interests in Group companies	**42,167**	**21,021**
(a) valued on equity method	40,465	19,140
(b) other	1,702	1,881
Goodwill arising on consolidation	**164,191**	**137,878**
Goodwil on equity-valued holdings	**165**	**213**
Intangible assets	**55,972**	**53,158**
including: goodwill	10,558	0
Property and equipment	**291,574**	**334,920**
Own shares (nominal value 85,6)	**160**	**2,170**
Other assets	**1,274,792**	**1,181,176**
Accrued income and prepayments	**132,968**	**120,729**
(a) accrued income	91,041	88,136
(b) prepayments	41,927	32,593
including: issue discounts on securities	1,729	440
TOTAL ASSETS	**18,570,931**	**17,642,393**

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro million)

LIABILITIES AND SHAREHOLDER'S EQUITY	31 December 2003	31 December 2002
Amounts owing to banks	**2,318,001**	**2,378,569**
(a) sight	356,762	506,530
(b) at maturity date or notice	1,961,239	1,872,039
Customer deposits	**8,212,536**	**7,783,533**
(a) sight	7,376,029	6,843,885
(b) at maturity date or notice	837	939,648
Debt securities issued	**4,045,362**	**3,814,165**
(a) bonds	3,632,281	3,323,869
(b) certificates of deposit	351,785	429,046
(c) other	61,296	61,250
Third-part funds in administration	**2,396**	**3,273**
Other liabilities	**1,121,172**	**1,117,898**
Accrued liabilities and deferred income	**116,148**	**111,742**
(a) accrued liabilities	86,044	86,397
(b) deferred income	30,104	25,345
Provision for staff termination pay	**153,001**	**146,679**
Provisions for risks and charges	**366,890**	**371,626**
(a) provisions for pensions and similar obligations	161,347	160,034
(b) tax provisions	137,838	135,542
(d) other provisions	67,705	76,050
Provisions for loan losses	**26,249**	**26,077**
Reserve for general banking risks	**65,615**	**65,615**
Subordinated debt	**1,034,190**	**739,190**
Negative differences arising on consolidation	**8**	**8**
Negative differences on equity-valued holdings	**601**	**538**
Minority interests	**150,641**	**168,752**
Share capital	**620,152**	**619,155**
Share premium	**375**	**0**
Reserves	**240,719**	**210,826**
(a) legal reserve	127,087	126,432
(b) reserve for own shares	160	2,170
(c) statutory reserves	23,202	20,652
(d) other reserves	90,270	61,572
Revalutation reserves	**1,412**	**2,163**
Net profit for the year	**95,463**	**82,584**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**18,570,931**	**17,642,393**

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	31 December 2003	31 December 2002
Interest earned and similar income	**909,277**	**954,268**
including: on customer loans	831,709	851,307
on debt securities	49,316	69,717
Interest expense and similar charges	**-297,032**	**-365,851**
including: on customer deposits	-84,368	-114,013
on debt securities	-133,356	-150,669
Dividends and other income	**9,676**	**46,791**
(a) on shares and other equity securities	397	1,617
(b) on partecipating interests	9,279	45,174
Commissions earned	**319,892**	**288,083**
Commissions expense	**-71,538**	**-57,863**
Gain (losses) on financial transactions	**25,304**	**8,433**
Income from investments earmarked for pension funds and similar obligations	**8,607**	**4,867**
Other operating income	**127,942**	**123,927**
Administrative expenses	**-614,671**	**-593,817**
(a) staff costs	-378,669	-370,071
including: salaries and wages	-272,238	-269,318
social security contributions	-70,053	-65,310
staff severance pay	-22,545	-20,420
pensions and similar obligations	-6,472	-6,081
other personnel contributions	-7,361	-8,942
(b) other administrative expenses	-236,002	-223,746
Transfer-out of income from investments earnmerked for pension funds and similar obligations	**-8,607**	**-4,867**
Value adjustments to intangible assets and property and equipment	**-87,527**	**-86,232**
Provisions for risks and charges	**-12,966**	**-23,570**
Other operating expenses	**-28,998**	**-30,532**
Value adjustments to loans and provisions for guarantees and commitments	**-108,942**	**-96,851**
Value re-adjustments to loans and provisions for guarantees and commitments	**33,241**	**44,427**
Provisions for loan losses	**-16,135**	**-17,804**
Value adjustments to non-current financial assets	**-2,626**	**-3,378**
Value re- adjustments to non-current financial assets	**573**	**101**
Profit (Losses) of companies recorded on equity method	**14,979**	**15,011**
Profit (Losses) from ordinary activities	**200,449**	**205,143**
Exceptional income	**27,346**	**24,812**
Exceptional charges	**-16,123**	**-29,404**
Gain (loss) on exceptional items - net	**11,223**	**-4,592**
Income taxes for the year	**-102,576**	**-103,911**
Profit for the year pertaining to minority interests	**-13,633**	**-14,056**
NET PROFIT FOR THE YEAR	**95,463**	**82,584**

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro million)

RECLASSIFIED CONSOLIDATED PROFIT AND LOSS ACCOUNT	31 December 2003	31December 2002	31 December 2002 pro-forme	Change 2003/2002	Change 2003/2002 pro-forma
Interest margin	**612.2**	**588.4**	**588.4**	**4.0%**	**4.0%**
Dividends	9.3	46.8	45.2	-80.1%	-79.4%
Net commissions	248.4	230.2	230.2	7.9%	7.9%
Other operating income - net	98.9	93.4	93.4	5.9%	5.9%
Gain (losses) on financial transactions and share dividends - net	25.7	10.0	10.0	157.0%	157.0%
Profits of equity recorded companies	15.0	13.4	15.0	11.9%	0.0%
Overall business margin	**1,009.5**	**982.2**	**982.2**	**2.8%**	**2.8%**
Administrative expenses	-614.7	-593.8	-593.8	3.5%	3.5%
[illegible] a) staff costs	*-378.7*	*-370.1*	-370.1	2.3%	2.3%
[illegible] b) other administrative expenses	*-236.0*	*-223.7*	-223.7	5.5%	5.5%
Depreciation of property and equipment and amortization of intangible assets	-61.3	-65.3	-65.3	-6.1%	-6.1%
Operating profit	**333.5**	**323.1**	**323.1**	**3.2%**	**3.2%**
Amortization of goodwill on consolidated and equity valued companies	-26.2	-20.9	-26.2	25.4%	0.0%
Provisions for risks and charges and net value adjustments to loans and non-current financial assets	-106.8	-97.1	-97.1	10.0%	10.0%
Profit from ordinary activities	**200.5**	**205.1**	**199.8**	**-2.2%**	**0.4%**
Gain (losses) on exceptional items - net	11.2	-4.6	-4.6	n.s.	n.s.
Gross profit	**211.7**	**200.5**	**195.2**	**5.6%**	**8.5%**
Income taxes for the year	-102.6	-103.9	-103.9	-1.3%	-1.3%
Net profit pertaining to minority interests	-13.6	-14.0	-13.3	-2.9%	2.3%
GOUP NET PROFIT FOR THE YEAR	**95.5**	**82.6**	**78.0**	**15.6%**	**22.4%**

TOTAL FUNDING

(Euro million)

[illegible]	31 December 2003	31 December 2002	Var.
Direct funding	**13,294.4**	**12,340.2**	**7.7%**
Indirect funding	**14,543.3**	**13,956.2**	**4.2%**
Assets under custody	5,700.2	5,758.0	-1.0%
Assets under management	8,843.1	8,198.2	7.9%
Discretionary accounts	2,347.4	1,948.4	20.5%
Mutual funds	4,305.7	4,471.1	-3.7%
Insurance products	2,190.0	1,778.7	23.1%
TOTAL FUNDING	**27,837.7**	**26,296.4**	**5.9%**

File Number 82-5126
Attachment: A2

BANCA CR FIRENZE

Press Release

THE SHAREHOLDERS APPROVE THE FINANCIAL STATEMENTS FOR 2003

CONFIRMED THE € 0.052 DIVIDEND PROPOSAL

APPOINTMENT OF THE NEW STATUTORY AUDITORS

The Shareholders' Meeting of Banca CR Firenze SpA, chaired by Aureliano Benedetti, which took place today in Florence in the first session, approved the parent company financial statements and the consolidated statements for the year 2003.

The shareholders also approved the Board of Directors' proposal to distribute a gross, pre-tax € 0.052 dividend pay-out per outstanding ordinary share. The Coupon 4 ex-dividend date shall be May 24, 2004 and the dividend settlement date shall be May 27, 2004. At the current stock market prices, this dividend corresponds to a gross yield of about 3.5%. In addition, in the past 12 months the stock's upward trend continued and topped the 32% growth mark.

The extraordinary session of the Shareholders' Meeting approved:

- The share capital increase, excluding the right of option which was reserved for the Fondazione Cassa di Risparmio della Spezia. The share capital will therefore be increased to € 645,882,823.20 through the issuance of 44,666,603 ordinary shares at a price of € 1.79105 per share (nominal value € 0.57);

- The amendment of Articles 2,6,7,9,12,15 and 19 of the company by-laws, as described in the Board of Directors' Report, to enable the company to comply with new regulations and with the new capital share total.

The ordinary session of the Shareholders' Meeting approved:

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

- The appointment of the Board of Statutory Auditors because their previous three-year term expired today after the approval of the 2003 financial statements. Vieri Fiori has been nominated Chairman of the Board of Auditors. Marco Sacconi and Domenico Muratori have been appointed effective auditors. Angelo Falbo and Guido Sansoni are the new substitute auditors;

- The appointment as member of the Board of Directors of Banca CR Firenze of Alessio Colomeiciuc, who was nominated by the board itself in the course of the year 2003. His term shall expire on the same date as that of the other board members. The Meeting of Shareholders has also granted its general authorisation to all board members to hold similar positions in other companies, if these have been nominated by Banca CR Firenze. This authorisation is also valid for nominations to positions in subsidiaries of the groups Sanpaolo IMI and BNP Paribas, the strategic partners of Banca CR Firenze.

- The authorisation to buy and sell the bank's own shares;

- The renewal of the civil responsibility insurance policy for the board members.

Florence, April 26, 2004

Contacts: Investor Relations - Marco Falleri +39 055 2612284
Mail marco.falleri@carifirenze.it

File Number 82-5126
Attachment: B1

BANCA CR FIRENZE

Press Release

CARINORD 2'S SCISSION ACT SIGNED TODAY

Carinord 2 S.p.A.'s scission act was signed today in Milano. Carinord 2, a holding company which possesses 90% of Cassa di Risparmio di Carrara shares and 68.09% of Cassa di Risparmio della Spezia, was purchased on July 16th, 2003 by Banca CR Firenze and Banca CARIGE.

Following the scission operation, Banca CR Firenze will remain the sole proprietor of the holding Carinord 2 which will own only CARISPE shares. The newly founded Caricarrara Holding S.p.A., whose sole owner is Banca CARIGE, will be endowed with Cassa di Risparmio di Carrara shares.

This programmed operation implements the July 2003 agreements signed by Banca CR Firenze, Banca CARIGE, Banca Intesa, Fondazione Cassa di Risparmio di Carrara and Fondazione Cassa di Risparmio della Spezia and had the scope of perfecting Banca CR Firenze's control of CARISPE and Banca CARIGE's control of CR Carrara.

Florence, April 21, 2004

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

File Number 82-5126
Attachment: B2

Translation of Press Release dated April 27, 2004

CR FIRENZE BANK

The Balance sheet and consolidated balance sheet as at December 31, 2003

The balance sheet and the consolidated balance sheet as at December 31, 2003, approved by the Shareholders' Meeting dated April 26, 2004, and accompanied by the Management Report, the Board of Statutory Auditors' Report and the Accountancy Firm's Report are available to the public at its registered office and with Borsa Italiana S.p.A. The minutes of the Meeting shall be available to the public within the time provisions under the law.

Dividend Payment

In compliance with the deliberations of the Shareholders' Meeting dated April 26, 2004, payment of the dividend relating to the financial year 2003 shall be paid from May 27, 2004. This amount, before tax, is

€0,052

for each ordinary share in circulation.

File Number 82-5126
Attachment: A1

BANCA CR FIRENZE

Press release

CONSOLIDATED NET INCOME € 95.5 MILLION (+15.6%)

DIVIDEND CONFIRMED € 0.052 PER SHARE

The Board of Directors of Banca CR Firenze SpA, chaired by Aureliano Benedetti, has approved today the draft of the company's financial statement and the consolidated 2003 financial statement, presented by the Chief Executive Officer Lino Moscatelli.

The Board has decided to propose to the Shareholders a **dividend of 0.052 Euros per share**, the same as last year. The dividend is based on the **parent company's net income** of **90.5 million Euros**. The drafts of the 2003 financial statement of Banca CR Firenze, the consolidated financial statement, and the dividend distribution proposal will be submitted to the approval of the Shareholders who will meet on April 26, 2004. The proposed **payment date** is **May 27th, 2004** (coupon detachment on May 24th, 2004).

The Group's 2003 business has continued to expand through its multiple activities, coherent with the targets set out in the budget and in the Business Plan, and focused on its research for an evermore efficient organization structure. These efforts have contributed to the attainment of significant results, both in terms of profitability, increased overall deposits and investment of funds, while pursuing the best and most efficient allotment of risk capital.

In comparison to the 2002 financial statement, **the net interest income** totaled 612.2 million Euros (+4% increase) and the **total income** totaled **1,009.5 million** Euros (+2.8% increase or **+5.7%** if we adjust 2002 profit/loss account for the extraordinary Eptaconsors dividend which was recorded in Banca CR Firenze accounting books in November 2002 and, as a result of this operation, the aggregated "income of the companies consolidated at equity and dividends from shareholdings" has accounted for the reduction from 60.2 to 24.3 million Euros). This result has been supported by the good profitability of the shareholdings, consolidated with the equity method, which have profited 15 million Euros, consistent with 2002 results. The figure for "**net commissions and other revenues**" gained a **7.3%** and totaled 347.3 Euros.

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

Net commissions by themselves obtained a **+7.9%** (248.4 million Euros). The profits on **financial transactions**[1] totaled 25.7 million Euros.

While continuing the expansion of the business activities in the course of 2003, efforts to improve the Group's cost containment were not spared and **total costs increased a limited 2.6%** with the figure at 676 million Euros, which is **better than the Business Plan target.** In detail, the administrative expenses increased by 3.5% totaling 614.7 million Euros while the **adjustments to tangible and intangible fixed assets** decreased by 61.3 million Euros (-6.1%).

Operating income accounted for 333.5 million Euros. a 3.2% increase over the previous year. The increase **tops 12.8%** if we exclude for the year 2002 the effect of the extraordinary Eptaconsors dividend.

Provisions and net **adjustments** on loans (106.8 million Euros) were **10% higher** than the 2002 figures. Customer loans continued to be of high quality with a 1.13% ratio between **net non-performing/net loans** (1.06% in 2002) and a **recovery percentage of 53.5%.** The ratio between **gross non-performing/gross loans** is 2.40% (2.28% in 2002). Bearing into consideration the provisions for loans losses (line 90 on profit-loss account), the **recovery capacity** for non-performing loans as of 31.12.2003 **reaches 61.6%.**

Income from ordinary operations totaled 200.5 million Euros, a slight 2.2% drop. It is basically determined by the amortizations of the positive consolidation differences and by the net shareholder equity. Therefore, it is to be considered as the result of investments in the scope of Group strengthening and innovation. If, however, one deletes the extraordinary Eptaconsors dividend from the 2002 result, the income from ordinary operations would attain a + 16.3%.

Net income totals **95.5 million** Euros, **15.6% higher** than the previous year.

Group ROE is 13% (11.1% as of 31.12.2002) and is calculated by dividing the net income for the fiscal year by average shareholders' equity, profits from contracts in progress excluded, and does not comprise the goodwill amortization. Should we include such amortization, the ROE would be equivalent to **10%**. It was 8.9% as of 31.12.2002. On this

[1] Includes dividends on shares

matter, let us highlight that for the period 1.1.2002-31.12.2003, the consolidated net shareholder equity has increased by 68.7 million (+7.2%).

Cost/income, calculated by dividing the administrative costs and value adjustments over tangible and intangible assets with total income, excluding the recovery of expenses, remains more or less stable at **65.7%.**

In comparison to year 2002, **total deposits** from customers of the Group have marked a **net increase** of **5.9%**, attaining 27,837.7 million Euros. Both components are on the upward trend with direct deposits 7.7% higher (13,294.4 million) and indirect ones 4.2% higher (14,543.3 million).

Assets under management have grown significantly (**+7.9%**, equivalent to 8,843.1 million Euros). In detail, **Bancassurance** increased **23.1%**, with technical reserves equivalent to 2,190 million Euros, **discretionary accounts increased 20.5%** (equivalent to 2,347.4 million) and **Mutual Funds** decreased by 3.7%.

Customer loans totaled 13,101.4 million Euros, 7.1% higher than in 2002. Let us highlight the fact that **mortgage loans** continue their positive trend with a 13.6% increase.

Florence, March 22nd, 2004

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro million)

ASSETS	31 December 2003	31 December 2002
Cash on hand and with central banks and post offices	**123,590**	**128,192**
Italian government securities and similar securities eligible for refinancing with central banks	**181,285**	**304,311**
Amounts owing by banks	**1,146,480**	**1,182,942**
(a) sight	371,284	343,527
(b) other	775,196	839,415
Customer loans	**13,101,453**	**12,233,395**
including: loans from third-party funds under administration	493	804
Bonds and other debt securities	**1,638,189**	**1,546,828**
(a) of public issuers	1,132,440	1,224,949
(b) of banks	327,846	205,563
including: own securities	39,892	34,834
(c) of financial institutions	77,768	51,631
(d) of other issuers	100,135	64,685
Shares and other equity securities	**37,116**	**44,035**
Partecipating interests other than in Group companies	**380,829**	**351,425**
(a) valued on equity method	96,435	103,629
(b) other	284,394	247,796
Partecipating interests in Group companies	**42,167**	**21,021**
(a) valued on equity method	40,465	19,140
(b) other	1,702	1,881
Goodwill arising on consolidation	**164,191**	**137,878**
Goodwil on equity-valued holdings	**165**	**213**
Intangible assets	**55,972**	**53,158**
including: goodwill	10,558	0
Property and equipment	**291,574**	**334,920**
Own shares (nominal value 85,6)	**160**	**2,170**
Other assets	**1,274,792**	**1,181,176**
Accrued income and prepayments	**132,968**	**120,729**
(a) accrued income	91,041	88,136
(b) prepayments	41,927	32,593
including: issue discounts on securities	1,729	440
TOTAL ASSETS	**18,570,931**	**17,642,393**

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro million)

LIABILITIES AND SHAREHOLDER'S EQUITY	31 December 2003	31 December 2002
Amounts owing to banks	**2,318,001**	**2,378,569**
(a) sight	356,762	506,530
(b) at maturity date or notice	1,961,239	1,872,039
Customer deposits	**8,212,536**	**7,783,533**
(a) sight	7,376,029	6,843,885
(b) at maturity date or notice	837	939,648
Debt securities issued	**4,045,362**	**3,814,165**
(a) bonds	3,632,281	3,323,869
(b) certificates of deposit	351,785	429,046
(c) other	61,296	61,250
Third part funds in administration	**2,396**	**3,273**
Other liabilities	**1,121,172**	**1,117,898**
Accrued liabilities and deferred income	**116,148**	**111,742**
(a) accrued liabilities	86,044	86,397
(b) deferred income	30,104	25,345
Provision for staff termination pay	**153,001**	**146,679**
Provisions for risks and charges	**366,890**	**371,626**
(a) provisions for pensions and similar obligations	161,347	160,034
(b) tax provisions	137,838	135,542
(d) other provisions	67,705	76,050
Provisions for loan losses	**26,249**	**26,077**
Reserve for general banking risks	**65,615**	**65,615**
Subordinated debt	**1,034,190**	**739,190**
Negative differences arising on consolidation	**8**	**8**
Negative differences on equity-valued holdings	**601**	**538**
Minority interests	**150,641**	**168,752**
Share capital	**620,152**	**619,155**
Share premium	**375**	**0**
Reserves	**240,719**	**210,826**
(a) legal reserve	127,087	126,432
(b) reserve for own shares	160	2,170
(c) statutory reserves	23,202	20,652
(d) other reserves	90,270	61,572
Revalutation reserves	**1,412**	**2,163**
Net profit for the year	**95,463**	**82,584**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**18,570,931**	**17,642,393**

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	31 December 2003	31 December 2002
Interest earned and similar income	**909,277**	**954,268**
including: on customer loans	831,709	851,307
on debt securities	49,316	69,717
Interest expense and similar charges	**-297,032**	**-365,851**
including: on customer deposits	-84,368	-114,013
on debt securities	-133,356	-150,669
Dividends and other income	**9,676**	**46,791**
(a) on shares and other equity securities	397	1,617
(b) on participating interests	9,279	45,174
Commissions earned	**319,892**	**288,083**
Commissions expense	**-71,538**	**-57,863**
Gain (losses) on financial transactions	**25,304**	**8,433**
Income from investments earmarked for pension funds and similar obligations	**8,607**	**4,867**
Other operating income	**127,942**	**123,927**
Administrative expenses	**-614,671**	**-593,817**
(a) staff costs	-378,669	-370,071
including: salaries and wages	-272,238	-269,318
social security contributions	-70,053	-65,310
staff severance pay	-22,545	-20,420
pensions and similar obligations	-6,472	-6,081
other personnel costs	-7,361	-8,942
(b) other administrative expenses	-236,002	-223,746
Transfer out of income from investments earmarked for pension funds and similar obligations	**-8,607**	**-4,867**
Value adjustments to intangible assets and property and equipment	**-87,527**	**-86,232**
Provisions for risks and charges	**-12,966**	**-23,570**
Other operating expenses	**-28,998**	**-30,532**
Value adjustments to loans and provisions for guarantees and commitments	**-108,942**	**-96,851**
Value re-adjustments to loans and provisions for guarantees and commitments	**33,241**	**44,427**
Provisions for loan losses	**-16,135**	**-17,804**
Value adjustments to non-current financial assets	**-2,626**	**-3,378**
Value re-adjustments to non-current financial assets	**573**	**101**
Profit (Losses) of companies recorded on equity method	**14,979**	**15,011**
Profit (Losses) from ordinary activities	**200,449**	**205,143**
Exceptional income	**27,346**	**24,812**
Exceptional charges	**-16,123**	**-29,404**
Gain (loss) on exceptional items - net	**11,223**	**-4,592**
Income taxes for the year	**-102,576**	**-103,911**
Profit for the year pertaining to minority interests	**-13,633**	**-14,056**
[illegible]	**95,463**	**82,564**

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro million)

RECLASSIFIED CONSOLIDATED PROFIT AND LOSS ACCOUNT	31 December 2003	31December 2002	31 December 2002 pro-forma	Change 2003/2002	Change 2003/2002 pro-forma
Interest margin	**612.2**	**588.4**	**588.4**	**4.0%**	**4.0%**
Dividends	9.3	46.8	45.2	-80.1%	-79.4%
Net commissions	248.4	230.2	230.2	7.9%	7.9%
Other operating income	98.9	93.4	93.4	5.9%	5.9%
Gain (losses) on financial transactions and share dividends, net	25.7	10.0	10.0	157.0%	157.0%
Profits of equity recorded companies	15.0	13.4	15.0	11.9%	0.0%
Overall business margin	**1,009.5**	**982.2**	**982.2**	**2.8%**	**2.8%**
Administrative expenses	-614.7	-593.8	-593.8	3.5%	3.5%
[illegible]	*-378.7*	*-370.1*	-370.1	2.3%	2.3%
[illegible]	*-236.0*	*-223.7*	-223.7	5.5%	5.5%
Depreciation of property and equipment and amortization of intangible [illegible]	-61.3	-65.3	-65.3	-6.1%	-6.1%
Operating profit	**333.5**	**323.1**	**323.1**	**3.2%**	**3.2%**
Amortization of goodwill on consolidated and [illegible] related companies	-26.2	-20.9	-26.2	25.4%	0.0%
Provisions for risks and charges and net value adjustments to loans and [illegible] assets	-106.8	-97.1	-97.1	10.0%	10.0%
Profit from ordinary activities	**200.5**	**205.1**	**199.8**	**-2.2%**	**0.4%**
Gain (losses) on exceptional items, net	11.2	-4.6	-4.6	*n.s.*	*n.s.*
Gross profit	**211.7**	**200.5**	**195.2**	**5.6%**	**8.5%**
Income taxes for the year	-102.6	-103.9	-103.9	-1.3%	-1.3%
Net profit pertaining to minority interests	-13.6	-14.0	-13.3	-2.9%	2.3%
GOUP NET PROFIT FOR THE YEAR	**95.5**	**82.6**	**78.0**	**15.6%**	**22.4%**

TOTAL FUNDING

(Euro million)

	31 December 2003	31 December 2002	Var.
Direct funding	**13,294.4**	**12,340.2**	**7.7%**
Indirect funding	**14,543.3**	**13,956.2**	**4.2%**
Assets under custody	5,700.2	5,758.0	-1.0%
Assets under management	*8,843.1*	*8,198.2*	7.9%
Discretionary accounts	2,347.4	1,948.4	20.5%
Mutual funds	4,305.7	4,471.1	-3.7%
Insurance products	2,190.0	1,778.7	23.1%
TOTAL FUNDING	**27,837.7**	**26,296.4**	**5.9%**

File Number 82-5126
Attachment: A2

BANCA CR FIRENZE

Press Release

THE SHAREHOLDERS APPROVE THE FINANCIAL STATEMENTS FOR 2003

CONFIRMED THE € 0.052 DIVIDEND PROPOSAL

APPOINTMENT OF THE NEW STATUTORY AUDITORS

The Shareholders' Meeting of Banca CR Firenze SpA, chaired by Aureliano Benedetti, which took place today in Florence in the first session, approved the parent company financial statements and the consolidated statements for the year 2003.

The shareholders also approved the Board of Directors' proposal to distribute a gross, pre-tax € 0.052 dividend pay-out per outstanding ordinary share. The Coupon 4 ex-dividend date shall be May 24, 2004 and the dividend settlement date shall be May 27, 2004. At the current stock market prices, this dividend corresponds to a gross yield of about 3.5%. In addition, in the past 12 months the stock's upward trend continued and topped the 32% growth mark.

The extraordinary session of the Shareholders' Meeting approved:

- The share capital increase, excluding the right of option which was reserved for the Fondazione Cassa di Risparmio della Spezia. The share capital will therefore be increased to € 645,882,823.20 through the issuance of 44,666,603 ordinary shares at a price of € 1.79105 per share (nominal value € 0.57);

- The amendment of Articles 2,6,7,9,12,15 and 19 of the company by-laws, as described in the Board of Directors' Report, to enable the company to comply with new regulations and with the new capital share total.

The ordinary session of the Shareholders' Meeting approved:

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

- The appointment of the Board of Statutory Auditors because their previous three-year term expired today after the approval of the 2003 financial statements. Vieri Fiori has been nominated Chairman of the Board of Auditors. Marco Sacconi and Domenico Muratori have been appointed effective auditors. Angelo Falbo and Guido Sansoni are the new substitute auditors;

- The appointment as member of the Board of Directors of Banca CR Firenze of Alessio Colomeiciuc, who was nominated by the board itself in the course of the year 2003. His term shall expire on the same date as that of the other board members. The Meeting of Shareholders has also granted its general authorisation to all board members to hold similar positions in other companies, if these have been nominated by Banca CR Firenze. This authorisation is also valid for nominations to positions in subsidiaries of the groups Sanpaolo IMI and BNP Paribas, the strategic partners of Banca CR Firenze.

- The authorisation to buy and sell the bank's own shares;

- The renewal of the civil responsibility insurance policy for the board members.

Florence, April 26, 2004

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

File Number 82-5126
Attachment: B1

BANCA CR FIRENZE

Press Release

CARINORD 2'S SCISSION ACT SIGNED TODAY

Carinord 2 S.p.A.'s scission act was signed today in Milano. Carinord 2, a holding company which possesses 90% of Cassa di Risparmio di Carrara shares and 68.09% of Cassa di Risparmio della Spezia, was purchased on July 16th, 2003 by Banca CR Firenze and Banca CARIGE.

Following the scission operation, Banca CR Firenze will remain the sole proprietor of the holding Carinord 2 which will own only CARISPE shares. The newly founded Caricarrara Holding S.p.A., whose sole owner is Banca CARIGE, will be endowed with Cassa di Risparmio di Carrara shares.

This programmed operation implements the July 2003 agreements signed by Banca CR Firenze, Banca CARIGE, Banca Intesa, Fondazione Cassa di Risparmio di Carrara and Fondazione Cassa di Risparmio della Spezia and had the scope of perfecting Banca CR Firenze's control of CARISPE and Banca CARIGE's control of CR Carrara.

Florence, April 21, 2004

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

File Number 82-5126
Attachment: B2

Translation of Press Release dated April 27, 2004

CR FIRENZE BANK

The Balance sheet and consolidated balance sheet as at December 31, 2003

The balance sheet and the consolidated balance sheet as at December 31, 2003, approved by the Shareholders' Meeting dated April 26, 2004, and accompanied by the Management Report, the Board of Statutory Auditors' Report and the Accountancy Firm's Report are available to the public at its registered office and with Borsa Italiana S.p.A. The minutes of the Meeting shall be available to the public within the time provisions under the law.

Dividend Payment

In compliance with the deliberations of the Shareholders' Meeting dated April 26, 2004, payment of the dividend relating to the financial year 2003 shall be paid from May 27, 2004. This amount, before tax, is

€0,052

for each ordinary share in circulation.